SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 MAY -5 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002322

SUPPL

30 April 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 29 April 2008 which we released to The Stock Exchange of Hong Kong Limited on 29 April 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAY 12 2008
THOMSON REUTERS

Tracy Kong
Assistant Company Secretary

Encl

c.c. J P Morgan
- Mr King Ho

E:\cherry\CWTC-Listco\Fin Results\1Q 2008\Despatch\ltr to SEC.doc

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY AN ASSOCIATE – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2008. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 13 - SPECIAL REQUIREMENTS FOR CONTENTS AND FORMATS OF QUARTERLY REPORT (2007 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2006 AMENDMENTS).

SUMMARY

On 29 April 2008, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), had approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2008 which will be published in the newspapers in PRC on 30 April 2008. The unaudited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" of PRC. The unaudited Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below.

On 29 April 2008, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), had approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2008 which will be published in the newspapers in PRC on 30 April 2008. The unaudited Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below.

CHINA WORLD TRADE CENTER COMPANY LIMITED
UNAUDITED PROFIT AND LOSS ACCOUNT
FOR THE FIRST QUARTER ENDED 31 MARCH 2008

	Consolidated		Company	
	For the first quarter ended 31 March			
	2008	2007	2008	2007
	RMB	*RMB*	*RMB*	*RMB*
Operating Revenue	220,088,713	212,753,002	206,638,852	202,854,521
Less: Cost of sales	(83,159,969)	(80,661,393)	(74,133,318)	(74,626,385)
Business tax & surcharge	(11,245,757)	(10,907,097)	(10,412,775)	(10,269,953)
Selling expenses	(1,619,381)	(241,906)	(1,604,417)	(230,516)
Administrative expenses	(13,229,692)	(12,925,827)	(13,067,056)	(12,940,406)
Financial expenses	1,421,379	(5,376,250)	1,186,919	(5,411,629)
Loss on diminution in asset value	-	-	-	-
Add: Gains on changes in fair value	-	-	-	-
Gains on investment	13,557	288,221	7,043,557	288,221
of which: gains on investment derived from associate	13,557	288,221	13,557	288,221
Operating Profit	**112,268,850**	**102,928,750**	**115,651,762**	**99,663,853**
Add: Non-operating income	266,784	151,305	266,784	151,305
Less: Non-operating expenses	(1,426,605)	(30,387)	(1,426,605)	(30,387)
of which: losses on disposal of non-current assets	(426,605)	(30,387)	(426,605)	(30,387)
Total Profit	**111,109,029**	**103,049,668**	**114,491,941**	**99,784,771**
Less: Income tax expenses	(27,973,868)	(34,111,278)	(26,862,096)	(32,833,861)
Net Profit	**83,135,161**	**68,938,390**	**87,629,845**	**66,950,910**
Net profit attributable to CWTC Listco's shareholders	83,008,396	68,839,016	87,629,845	66,950,910
Net profit attributable to the minority interests	126,765	99,374	-	-
Earnings Per Share (based on the net profit attributable to CWTC Listco's shareholders of ordinary shares)				
Basic and diluted earnings per share	0.08	0.07	0.09	0.07

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF APPROXIMATELY 40.07%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 50% SHARE OF THE 2008 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH WILL ACCOUNT FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S 2008 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 29 April 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END